# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LZ TECHNOLOGY HOLDINGS LIMITED, CIK 0001967397
CUSIP: G57Y3D109
Title of class of securities: Class B Ordinary Shares, $0.000025 par value per share
Address of issuer's principal executive offices: Unit 311, Floor 3, No. 5999 Wuxing, Avenue, Zhili Town, Wuxing District, Huzhou City, China (F4), 313000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069007

## Reporting persons
- Weihua Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 38,501,140; shared voting power 0; sole dispositive power 38,501,140; shared dispositive power 0; aggregate amount beneficially owned 38,501,140 (29.71% of the class)
  Comment: * Row 11 is calculated based on a total of 129,570,000 outstanding Class B Ordinary Shares of the Issuer as of March 31, 2025.
- Youder Investment Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 38,501,140; shared voting power 0; sole dispositive power 38,501,140; shared dispositive power 0; aggregate amount beneficially owned 38,501,140 (29.71% of the class)
  Comment: * Row 11 is calculated based on a total of 129,570,000 outstanding Class B Ordinary Shares of the Issuer as of March 31, 2025.

## Item 1. Issuer
Name of issuer: LZ TECHNOLOGY HOLDINGS LIMITED
Address of issuer's principal executive offices: Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District Huzhou City, Zhejiang Province, People's Republic of China, 313000

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Weihua Chen and Youder Investment Group Limited (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District, Huzhou City, Zhejiang Province, People's Republic of China, 313000.
Citizenship:
Weihua Chen: China.
Youder Investment Group Limited: British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Weihua Chen: /s/ Weihua Chen, Weihua Chen (05/19/2025)
- Youder Investment Group Limited: /s/ Weihua Chen, Weihua Chen/Director (05/19/2025)